UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 2, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT V, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-4250978
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Effective August 2, 2021, Fundrise Growth eREIT V, LLC (the “Issuer”) has merged (the “Merger”) with and into Fundrise Growth eREIT 2019, LLC, which has been renamed Fundrise Development eREIT, LLC (“Fundrise Development eREIT”) and is the surviving entity. Details of the Merger may be found in the Fundrise Development eREIT’s final offering circular dated August 2, 2021 located here.

Investor Letter

Attached as Exhibit 15 is a copy of the letter sent to investors of the Issuer on or about August 3, 2021 announcing the completion of the Merger.

Exhibits

15.1 Investor Letter (August 3, 2021)

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT V, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      August 3, 2021